Exhibit 99.1

ProQR Therapeutics Announces Transaction Completed for Théa to Acquire Sepofarsen and Ultevursen Ophthalmic Assets

Divestment of sepofarsen and ultevursen completed – Théa to continue development of sepofarsen and ultevursen for patients with LCA10 and Usher syndrome

Agreement provides ProQR with initial payment of €8M and up to €165M in earn-out payments, as well as potential double-digit royalties based on commercial sales in the US and EU

Transaction supports ProQR’s strategic focus on its proprietary Axiomer® RNA editing technology platform and continued advancement of pipeline

LEIDEN, Netherlands & CAMBRIDGE, Mass., December 8, 2023 – ProQR Therapeutics N.V. (Nasdaq: PRQR) (ProQR), a company dedicated to changing lives through transformative RNA therapies, today announced it has completed a transaction divesting late stage ophthalmic assets, sepofarsen and ultevursen, to Laboratoires Théa (Théa).

“Following previous announcements related to this transaction, we are pleased to share that we have now completed the divestment of the sepofarsen and ultevursen programs to Théa, who will continue the development of these potentially transformational therapies for patients with LCA10 and Usher Syndrome,” said Daniel A. de Boer, Founder and Chief Executive Officer of ProQR. “We look forward to continuing to advance our Axiomer RNA editing platform, with an initial focus on targets for cholestatic and cardiovascular diseases, as we seek to develop a new class of therapies for patients with high unmet need.”

Under the terms of the agreement, ProQR has received an initial payment of €8M and may be eligible for up to €165M in further development, regulatory, and commercial earn-out payments upon related achieved milestones, as well as double-digit royalties based on commercial sales in the US and EU. Any information on the next development steps for these programs will be available from Théa in due course.

ProQR’s financial advisor on this transaction was Lazard, with Allen & Overy acting as legal advisor. The transaction closed on December 7, 2023.

About ProQR

ProQR Therapeutics is dedicated to changing lives through the creation of transformative RNA therapies. ProQR is pioneering a next-generation RNA technology called Axiomer®, which uses a cell’s own editing machinery called ADAR to make specific single nucleotide edits in RNA to reverse a mutation or modulate protein expression and could potentially yield a new class of medicines for both rare and prevalent diseases with unmet need. Based on our unique proprietary RNA repair platform technologies we are growing our pipeline with patients and loved ones in mind.

Learn more about ProQR at www.proqr.com.

Forward Looking Statements

This press release contains forward-looking statements. All statements other than statements of historical fact are forward-looking statements, which are often indicated by terms such as "anticipate," "believe," "could," "estimate," "expect," "goal," "intend," "look forward to", "may," "plan," "potential," "predict," "project," "should," "will," "would" and similar expressions. Such forward-looking statements include, but are not limited to, statements regarding this divestment, the potential earn-out payments and royalties arising out of the divestment, the further development of sepofarsen and ultevursen, as well as the potential of our technologies and product candidates. Forward-looking statements are based on management's beliefs and assumptions and on information available to management only as of the date of this press release. Our actual results could differ materially from those anticipated in these forward-looking statements for many reasons, including, without limitation, the risks, uncertainties and other factors in our filings made with the Securities and Exchange Commission, including certain sections of our most recent annual report filed on Form 20-F. These risks and uncertainties include, among others, the clinical development activities to be performed by Théa and the condition of successful market access for sepofarsen and ultevursen; the cost, timing and results of preclinical studies and other development activities by us and our collaborative partners whose operations and activities may be slowed or halted shortage and pressure on supply and logistics on the global market; our reliance on contract manufacturers or suppliers to supply materials for research and development and the risk of supply interruption or delays from suppliers or contract manufacturers; the ability to secure, maintain and realize the intended benefits of collaborations with partners, including the collaboration with Eli Lilly and Company; the possible impairment of, inability to obtain, and costs to obtain intellectual property rights; possible safety or efficacy concerns that could emerge as new data are generated in research and development; macroeconomic and geopolitical risks; general business, operational, financial and accounting risks; and risks related to litigation and disputes with third parties. Given these risks, uncertainties and other factors, you should not place undue reliance on these forward-looking statements, and we assume no obligation to update these forward-looking statements, even if new information becomes available in the future, except as required by law.

For ProQR Therapeutics N.V.

Investor contact:

Sarah Kiely
ProQR Therapeutics N.V.
T: +1 617 599 6228
skiely@proqr.com
or
Hans Vitzthum
LifeSci Advisors
T: +1 617 430 7578
hans@lifesciadvisors.com

Media contact:

Robert Stanislaro
FTI Consulting
T: +1 212 850 5657
robert.stanislaro@fticonsulting.com